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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*

                       Prolong International Corporation
                               (Name of Issuer)

                        Common Stock, $0.001 par value
                        (Title of Class of Securities)

                                  743409-10-4
                                (CUSIP Number)

                                Elton Alderman

                       Prolong International Corporation
                                   6 Thomas
                           Irvine, California 92618
                                (949) 587-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  Copies to:
                             Marc G. Alcser, Esq.
                        Stradling Yocca Carlson & Rauth
                     660 Newport Center Drive, Suite, 1600
                       Newport Beach, California 92660
                          Telephone:  (949) 725-4000

                                 June 15, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                      -------------------
CUSIP No. 743409-10-4                                        Page 2 of 4 Pages
-----------------------                                      -------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elton Alderman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,696,600
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,696,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,696,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
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ITEM 1.   Security and Issuer.
-------   -------------------

          This Statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Prolong International Corporation, a Nevada corporation (the "Company"), including the Common Stock issuable upon the exercise of outstanding options beneficially owned by the Reporting Person (as defined in Item 2 below). In accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Act of 1933, as amended, the shares of Common Stock issuable upon the exercise of the options have been treated, for the purposes of this filing, as Common Stock beneficially owned by the Reporting Person (as defined in Item 2 below).

          The Company's principal executive offices are located at 6 Thomas, Irvine, California 92618.

ITEM 2.   Identity and Background.
-------   -----------------------

          This statement is filed by Elton Alderman ("Alderman" or the "Reporting Person"). Alderman is a natural person and a citizen of the United States. Alderman's business address is c/o Prolong International Corporation, 6 Thomas, Irvine, California 92618.

          See Item 6, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," below for a description of the Reporting Person's relationships with the Company.

          The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.
-------   -------------------------------------------------

          On June 15, 2000, Alderman entered into an Option Agreement (the "Option Agreement") pursuant to which he has the right to acquire an aggregate of 1,500,000 shares of the Company's Common Stock at a purchase price of $1.00 per share, or $1,500,000 in the aggregate (the "Option"). Alderman paid $1,500 in personal funds for the Option. The Option is immediately exercisable and expires on December 31, 2004. A copy of the Option Agreement is filed herewith as Exhibit 1 and is incorporated herein by this reference.

ITEM 4.   Purpose of Transaction.
-------   ----------------------

          Alderman acquired the Option for Common Stock for investment purposes.
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ITEM 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

     (a) and (b) Assuming the exercise of the Option, the information required by paragraphs (a) and (b) of this Item 5 is set forth in Items 7-13 of the cover page to this Schedule 13D, which information is incorporated herein by this reference.

     (c) Alderman has not effected any transactions in the Common Stock of the Issuer in the past sixty (60) days other than the acquisition of the Option referenced in Item 3.

     (d)       Inapplicable.

     (e)       Inapplicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect
-------   ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          The Reporting Person is an officer, director and stockholder of the Company.

ITEM 7.   Materials to be Filed as Exhibits.
-------   ---------------------------------

Exhibit 1 Option Agreement dated June 15, 2000 by and between Carol Auld and Elton Alderman.


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of such person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    June 23, 2000
          -------------

                                           /s/  Elton Alderman
                                    -------------------------------------------

                                    Elton Alderman